111 South Wacker Drive

Suite 4100

Chicago, IL 60606

Telephone: 312-443-0700

Fax: 312-443-0336

www.lockelord.com

Thomas V. Bohac

Direct Telephone: 312-443-0337

Direct Fax: 312-896-6075

tom.bohac@lockelord.com

September 29, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street NE

Washington, D.C. 20549

Attn: Aisha Adegbuyi and Christian Windsor

Re:	Abacus Life, Inc.
Registration Statement on Form S-1/A
Filed September 15, 2023
File No. 333-273411

Dear Aisha Adegbuyi and Christian Windsor:

On behalf of our client, Abacus Life, Inc. (the “Company” or “Abacus”), we are writing to submit the Company’s responses to your comment letter dated September 27, 2023.

The Company has filed via EDGAR Amendment No. 2 to its Registration Statement on Form S-1 (“Amendment No. 2”), reflecting the Company’s responses to the comments received by the Staff and other updated information. For ease of reference, each comment is printed below in bold, followed by the Company’s response. All page references in the responses set forth below refer to page numbers in Amendment No. 2. Capitalized terms used but not defined herein have the meanings set forth in Amendment No. 2.

September 29, 2023

Form S-1/A filed September 15, 2023

Prospectus Summary, page 6

1.   We note that the projected revenues for 2023 were $71 million, as set forth in the unaudited prospective financial information management prepared and provided to the Board, the company’s financial advisors and East Resources Acquisition in connection with the evaluation of the Business Combination. We also note that your actual revenues for the fiscal period ended on June 30, 2023, was approximately $21.6 million. Similarly, the projected origination volume for 2023 showed an increase in originations of 24% year over year, whereas your originations have only grown 4% over the most recent quarter, and actually declined over the longer six-month period. Please update your disclosure in Liquidity and Capital Resources, and elsewhere, to provide updated information about the company’s financial position and further risks to the business operations and liquidity in light of these circumstances. Investors should be able to understand the factors that impacted the company’s ability to meet the financial and performance projections provided in support of the business combination, and to better understand the company’s current prospects.

Response:

We note that the $21.6 million in revenue for the fiscal period ended on June 30, 2023 is only with respect to LMA. Abacus Settlements reported revenue for the six months ended June 30, 2003 of $13.2 million. As such, the total revenue for the Company for the fiscal period ended on June 30, 2023 would be $34.8 million. If this figure is doubled (assuming equivalent revenue for the second half of the year), this would result in projected annual revenue of $69.6 million, which is in line with the projection of $71 million for fiscal year 2023.

In addition, due to the timing of the Company’s advertising and other marketing efforts this year, it has recognized a delay in policy originations. However, based upon its current forecasts the Company believes that the projection of 24% year over year increase in originations is still an accurate projection given its originations to date.

Because the Company remains confident in the projections included with respect to the Business Combination, the Company does not believe that additional disclosure or risks are appropriate at this time.

Risk Factors

Life settlements in which we invest are not currently registered under the federal securities laws, page 17

2.  This risk factor appears to address two separate risks related to any determination that the sale of life settlement products involves the sale of a security. The first risk is the impact of your need to comply with registration (or make sales subject to an exemption). It also implies that you may need to consider possible liability for any unregistered sales of securities made prior to a determination. The second risk is the possibility that you may become an investment company, or will need to change your business model to avoid investment company status. Revise your disclosure to address these two risks under separate headings or sub headings.

September 29, 2023

Response:

Please see the revised risk factor included on page 17 of the Registration Statement and reproduced below:

Life settlements in which we invest are not currently regulated under the federal securities laws, but if deemed to be securities would require significant compliance with federal and state securities laws, which could result in significant additional regulatory burdens on the Company, and limit the Company’s investments, which could have an adverse impact on the Company’s business and results of operations.

The origination and trading in whole, non-variable life insurance policies has ~~traditionally~~ historically been understood ~~to~~ not to involve transactions in securities. However, on February 22, 2019, the United States Court of Appeals for the Fifth Circuit in a case captioned In the Matter of Living Benefits Asset Management, LLC, vs. Kestrel Aircraft Company, Incorporated, case No. 18-10510, concluded that whole, non-variable life insurance policies, when offered for sale to an investor, were securities for purposes of the ~~Securities~~ Investment Company Act. If this same conclusion were to be reached in other circuits or at the Supreme Court and extended to the Securities Act, there would be significant changes to our industry and it would materially impact the Company’s ability to conduct its business.

In 2002, the Eleventh Circuit Court of Appeals reached a similar conclusion with respect to fractionalized death benefits payable under non-variable policies in SEC v. Mutual Benefits Corp., ~~but~~ however, the District of Columbia Circuit Court of Appeals reached a contrary result with respect to fractionalized death benefits in SEC v. Life Partners which was decided in 1996. The Company does not presently transact in fractionalized death benefits, i.e. buying or selling a part of, but not all of, a life settlement policy, nor does it currently plan to transact in fractionalized death benefits.

~~It is possible that sales of life insurance policies, depending on the facts and circumstances attending the particular transaction, or an investment or financing program of which the purchase or sale of a life insurance policy is a part, could implicate U.S. state and federal securities laws, including the Investment Company Act.~~

On July 22, 2010, the SEC released a staff report that recommended that Congress clearly define life settlements to be securities, so that the investors in life settlements transactions would be protected under the U.S. federal securities laws. ~~Since that time, there have been a number of changes to the life settlements industry and, to~~ To date, the SEC has not made another such recommendation to Congress nor has Congress acted on the SEC staff’s report. If the statutory definitions of “security” were to be amended to encompass life settlements involving non-variable life insurance policies, or if the Supreme Court or other Circuit Courts were to conclude that non-variable life insurance policies are securities for purposes of the

September 29, 2023

Securities Act, the Company could become subject to additional extensive regulatory requirements under the federal securities laws. Those regulatory requirements would include the obligation to register the Company’s sales and offerings of life settlements with the SEC as public offerings under the Securities Act. Also, if the resale of non-variable life insurance policies were to be considered securities, the Company’s ownership of those policies as a percentage of its assets or source of income could be limited as it would likely manage its business to avoid being required to register as an “investment company” pursuant to the Investment Company Act. Those limitations could have an adverse effect on the Company’s business and results of operations. Any legislation or court or regulatory interpretations leading to that regulatory change or a change in the transactions that are characterized as life settlement transactions could lead to significantly increased compliance costs and increased liability risk to the Company, and could adversely affect the Company’s ability to acquire or sell life insurance policies in the future. This could materially and adversely affect the Company’s business, financial condition and results of operations, which in turn could materially and adversely affect the performance of the Company.

The Company cannot assure you as to the ultimate content, timing, or effect of changes, nor is it possible at this time to estimate the impact of any such potential change in administration or new legislation on the Company’s business, financial condition, or results of operations and consequently, any potential material and adverse effect on the performance of the Company.

The Company may be subject to certain U.S. state securities laws, and failure to comply with applicable requirements may result in fines, sanctions and rescission of purchase or sale transactions.

Certain U.S. state laws specifically characterize life settlements as securities transactions. Thus, in some U.S. states, purchases and sales of life insurance policies by the Company may be subject to applicable U.S. state blue sky laws or other U.S. state securities laws. The Company intends to comply with all applicable federal and state securities laws. However, this will not necessarily exempt the Company from compliance with U.S. federal or state broker-dealer laws. The failure to comply with applicable securities laws in connection with the purchase or sale of life settlement policies could result in the Company being subject to fines, administrative and civil sanctions and rescission of life settlement policy purchase or sales transactions. Each of the foregoing factors could materially and adversely affect the performance of the Company.

The Company could in the future be required to register as an investment company under the Investment Company Act or could have to substantively change its business model in order to fit within an applicable exemption from such registration requirement.

September 29, 2023

The Company’s sales of life insurance policies and investment and financing programs of which the purchase or sale of a life insurance policy is a part are subject to an evolving regulatory landscape. Depending on the facts and circumstances attending such sales or programs, U.S. state and federal securities laws, including the Investment Company Act could be implicated, and it is possible that the Company could in the future be required to register as an investment company under the Investment Company Act. The Company would not be able to continue to operate its business as it does today if required to register as an investment company. In such event, the Company would have to substantively change its business model to avoid registration as an investment company under the Investment Company Act. If the Company were required to change its business model in order to fit within an exemption from registration, it would have a material adverse effect on the performance of the Company.

3.  Please tell us, with a view towards revised disclosure in the risk factor and business sections, whether you have had to adjust your business practices for any sales activities conducted in areas overseen by the Eleventh and Fifth Circuits. To the extent that you have made changes, discuss any impact on your costs related to the sale of products in those regions.

Response:

The Company has determined that it presently does not need to adjust its business practices in states located within the Eleventh Circuit Court of Appeals because the Company does not offer to sell fractionalized interests in life settlements. The Company has determined that it presently does not need to adjust its business practices in states located within the Fifth Circuit Court of Appeals because it has not definitively ruled that trading in whole, non-variable life insurance policies involves the issuance or sale of a security for purposes of the Securities Act. To the extent that new developments in either the Eleventh or Fifth Circuit Courts of Appeals, or any other federal circuit require a reassessment of this position, the Company will undertake the analysis at that time in connection with any new facts or positions.

Principal Security Holders, page 105

4.  We note your disclosure that, among other transactions, many of your insiders appear to also be beneficiaries to the Abacus Investment SPV. However, we are not able to find disclosure responsive to Item 404 of Regulation S-K, including the identity of individuals who are engaged in related party transactions with Abacus. Please revise your disclosure to provide Item 404 disclosure for each related party transaction that occurred during the last fiscal year, or is expected to occur, or provide us your analysis as to why the disclosure is not required.

Response:

Please note that we have added the following additional disclosure on page 112 of the revised Registration Statement:

September 29, 2023

Abacus Investment SPV

On the Closing Date of the Business Combination, the Company entered into the Abacus Investment SPV, LLC (“SPV”) Purchase and Sale, including the Asset Purchase Agreement (“Policy APA”). The Company and the SPV are parties to the Policy APA. The payable obligation owing by the Company to the SPV in connection with the SPV Purchase and Sale is evidenced by a note issued by the Company under the SPV Investment Facility in an original principal amount equal to the aggregate fair market value of the acquired insurance policies. The note has the same material terms and conditions as the other credit extensions under the SPV Investment Facility. The SPV Investment Facility evidenced or provided for certain credit extensions to include: (i) an initial credit extension in an original principal amount of $15.0 million that is expected to be funded upon the closing of the SPV Investment Facility, (ii) a note in favor of the SPV in an original principal amount of $10.0 million to finance the purchase of the insurance policies under the Policy APA and (iii) a delayed draw credit extension in an original principal amount of $25.0 million, with the delayed draw credit extension drawn in a period between 90 and 120 days after the closing of the SPV Investment Facility upon satisfaction of certain conditions precedent (such $25.0 million delayed drawing expected to be made substantially concurrently with the delayed drawing in the same amount expected under the Owl Rock Credit Facility)

The Sponsor, Jay Jackson, Matthew Ganovsky, Sean McNealy, and Scott Kirby are members of the SPV and thereby indirectly receive economic or other benefits from the Policy APA and the SPV Investment Facility.

* * *

Please contact me at (312) 443-0337 or Rob Evans at (212) 921-2728 with any questions or further comments regarding our responses to your comments.

Sincerely,

/s/ Thomas V. Bohac, Jr.

Thomas V. Bohac Jr.

Locke Lord LLP

cc:	Jay Jackson, Abacus Life, Inc.